Mail Stop 3561
								June 29, 2005

Stephen Bowling
Chief Financial Officer
eOn Communications Corporation
4105 Royal Drive NW
Suite 100
Kennesaw, GA  30144

Re:	eOn Communications Corporation
	Form 10-Q for the quarter ended April 30, 2005
      Filed June 14, 2005
	File No. 0-26399

Dear Mr. Bowling:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I, Item 4.  Controls and Procedures, page 18
1. It is not clear whether, in making their conclusion, your certifying officers considered all information described in the definition of "disclosure controls and procedures" because you chose to pair the conclusion with only a portion of the definition in Exchange Act Rule 13a-15(e). As a result, please revise your disclosure to clarify whether your certifying officers concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure.
Alternatively, revise your disclosure to simply state that the disclosure and procedures were effective.

Exhibit 31

2. We note that paragraph 4(c) of your officers` certifications discusses your "second fiscal quarter" rather than the quarter covered by your April 30, 2005 Form 10-Q, as required by the form in
Item 601(b)(31) of Regulation S-K. Also, you refer to your "annual" report in the first paragraph in the certification. Please amend your Form 10-Q to provide Rule 13a-14(a) certifications that conform exactly to the form provided in Item 601(b)(31). Please note that you must amend your Form 10-Q in its entirety when you provide your new certifications.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or me at (202) 551-3810, with any other questions.


      Sincerely,



      Michele Anderson
      Legal Branch Chief




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Stephen Bowling
eOn Communications Corporation
June 29, 2005
Page 2